ROPES & GRAY 5 NEW STREET SQUARE LONDON EC4A 3BF UNITED KINGDOM WWW.ROPESGRAY.COM

Laurel C. Neale +44 20 3122 1238 +44 20 3122 1101 laurel.neale@ropesgray.com

June 29, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Houghton R. Hallock

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On June 19, 2012, Houghton Hallock (the “Staff Reviewer”), along with his colleague Sheila Stout, of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Elizabeth J. Reza, Renee E. Laws and Laurel C. Neale of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 160 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 201 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 160/201”).

Certain comments regarding Amendment No. 160/201 were addressed to the Staff Reviewer’s satisfaction during our conversation on June 19, 2012. The Staff Reviewer requested that the Registrant respond to the remaining comments supplementally via EDGAR correspondence when the Registrant filed Post-Effective Amendment No. 161 under the Securities Act and Amendment No. 203 under the 1940 Act to the Registrant’s Registration Statement on Form N-1A. Accordingly, responses to the Staff Reviewer’s comments on Amendment No. 160/201 are set forth below.

GMO Trust Class M Prospectus

All Funds

Fund Summaries – Fees and Expenses

1. Please consider whether the description of Grantham, Mayo, Van Otterloo & Co. LLC’s (the “Manager”) expense reimbursement obligation in the footnote to the Funds’ “Annual Fund

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operating expenses” table can be simplified and whether the summary of the categories of expenses that are excluded from the expense reimbursement is consistent with the description of the excluded expenses that appears later in the prospectus, in the “Expense Reimbursement” section under “Management of the Fund.”

Response: As noted during our discussion, the footnote to the “Annual Fund operating expenses” table within each Fund summary has been revised to affirmatively state which categories of expenses are reimbursed by the Manager. The description of the Manager’s expense reimbursement obligation in the footnote to the “Annual Fund operating expenses” table is consistent with the language that appears later in the prospectus, in the “Expense Reimbursement” section.

Financial Highlights

2. Footnote (b) to the Financial Highlights tables for GMO U.S. Core Equity Fund, GMO U.S. Growth Fund, and GMO Emerging Countries Fund, and footnote (d) to the Financial Highlights table for GMO International Intrinsic Value Fund state that the relevant Fund’s net expense ratio does not include the effect of “expense reductions.” Please describe supplementally the “expense reductions” to which these footnotes refer.

Response: The “expense reductions” referred to in the footnotes to the Financial Highlights tables are reductions on the fees charged by Brown Brothers Harriman & Co. (“BBH”), the custodian and fund accounting agent for GMO Emerging Countries Fund and GMO International Intrinsic Value Fund, and State Street Bank and Trust Company (“State Street”), the custodian and fund accounting agent for GMO U.S. Core Equity Fund and GMO U.S. Growth Fund and the transfer agent for each of the Funds, which serve to offset BBH’s and State Street’s earnings on the average daily cash balances the Funds maintain with BBH and State Street. These reductions are reported as reductions of expenses in each Fund’s Statement of Operations.

These expense reductions are not reflected in the net expense ratios in the Financial Highlights table for each Fund.

Fund Summaries – Principal Investment Strategies

3. As a general matter, the descriptions of the Funds’ principal investment strategies are highly technical in nature; please consider whether the language can be simplified.

Response: The Registrant does not believe that the descriptions of the Funds’ principal investment strategies can be further simplified while still adequately describing them for investors and prospective investors.

Name Policies

4. Each Fund’s name policy states that the Fund may invest “directly and indirectly (e.g., through underlying funds and derivatives).” Based on previous correspondence with the Staff, we understand that the Registrant determines whether a derivative contract’s notional value or market

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value is the most appropriate measure of that contract’s economic characteristics and potential impact on the Fund’s performance and then uses that value for purposes of determining compliance with the Fund’s policy adopted in accordance with Rule 35d-1 (a “Name Policy”). Please provide further information about situations in which the Registrant believes it is appropriate to use a derivatives contract’s notional value for purposes of determining compliance with the Fund’s Name Policy.

Response: Consistent with the purposes of Rule 35d-1, the Registrant believes it is appropriate to use a derivatives contract’s notional value when notional value is the best measure of the Fund’s exposure to investments that are consistent with the Fund’s name.1 For example, for a Fund with the word “bond” in its name, the Registrant would typically use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Name Policy. This is because the Fund would expect that the potential performance impact of holding a long position in a bond futures contract would be tied to its notional value, rather than its market value.

The Registrant notes that following the Rule 35d-1 Adopting Release’s indication that an investment company may count synthetic instruments toward its Name Policy, no other guidance, including the applicable Q&A’s available on the SEC’s website and Investment Company Act Release No. 29776 (August 31, 2011) (commonly referred to as the “Derivatives Concept Release”), has provided further clarification on how an investment company should account for synthetic instruments for purposes of Rule 35d-1.

GMO U.S. Growth Fund – Fund Summary

Fees and Expenses

5. Footnote 1 to the Fund’s “Annual Fund operating expenses” table states that “Other expenses” have been restated to reflect current fees. Please supplementally confirm whether “Other expenses” have been restated upward or downward.

Response: This footnote has been removed. “Other expenses” have not been restated.

All Funds

Additional Summary Information About the Funds – Financial Intermediary Compensation

6. The prospectus states that the Funds may pay financial intermediaries for the sale of Fund shares and related services. Please confirm whether the Funds currently pay any compensation to financial intermediaries and if so, please describe what type of compensation is paid.

[1]	Investment Company Act Release No. 24828 n.13 (January 17, 2001) (the “Rule 35d-1 Adopting Release”) (the SEC stating that “We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”)

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Response: Currently, none of the Funds directly pays compensation to financial intermediaries for the sale of Fund shares and related services. The Registrant includes this statement pursuant to Item 8 of Form N-1A.

How to Redeem Shares

7. Please supplementally describe the source of the Trust’s authority to unilaterally redeem shareholders as described in the penultimate paragraph of the “How to Redeem Shares” section. Please also explain the reason why the Board delegated to the Manager the authority to redeem shares to prevent a shareholder from becoming an affiliated person of the Trust, as described in the second sentence of the same paragraph.

Response: As described in the Registration Statement, the Trust’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) authorizes the Trust to unilaterally redeem shareholders in certain circumstances. Those circumstances are described in the Registration Statement and in Article VI, Section 4 of the Declaration of Trust, which states that “The Trust shall have the right at its option and at any time to redeem Shares of any Shareholder at the net asset value thereof as described in Section 1 of this Article VI: (i) if at such time such Shareholder owns Shares of any Series or Class having an aggregate net asset value of less than an amount determined from time to time by the Trustees; or (ii) to the extent that such Shareholder owns Shares equal to or in excess of a percentage determined from time to time by the Trustees of the outstanding Shares of the Trust or of any Series or Class.” In addition, pursuant to the authority set forth in clause (ii) of the above-quoted section from the Declaration of Trust, the Board has delegated to the Manager the authority to redeem shares of any shareholder of the Trust that is a broker-dealer or an affiliate of a broker-dealer, for the purpose of preventing such broker-dealer from becoming an affiliated person or an affiliated person of an affiliated person of any Fund.

GMO Trust Multiclass Prospectus

Fund Summaries

8. For GMO Global Focused Equity Fund and GMO Global Bond Fund, please include disclosure in the Fund’s prospectus discussing the Fund’s policy with respect to investments outside the U.S. For example, please consider disclosing that each Fund invests at least 40% of its assets outside the U.S. and in at least three different countries.

Response: The Registrant notes that the prospectus, under the “Name Policies” section, currently discloses that Funds with the term “global” included in their names typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. Similar disclosure is included in the Funds’ Statement of Additional Information (“SAI”). In addition, the Fund summary for GMO Global Bond Fund states that its investment objective is total return in excess of its benchmark, the J.P. Morgan Global Government Bond Index, and the principal investment strategies section states that “the Fund will typically have substantial direct and indirect investment exposure to the countries (e.g., Japan) and regions (e.g., Eurozone) that represent a significant portion of the Fund’s benchmark.”

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The Registrant notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act. See Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world”).

9. Please confirm whether Short-Duration Investment Fund and Short-Duration Collateral Fund are in the process of liquidating their portfolios.

Response: The Registrant confirms both Funds are in the process of gradually liquidating their portfolios.

GMO Trust Class M Statement of Additional Information

Management of the Trust

10. Please provide further information regarding the oral no-action assurance provided by the Staff that Mr. Glazer is not an “interested person” of the Trust, as described in footnote 2 to the table required by Item 17(a) of Form N-1A. In particular, please indicate which member(s) of the Staff provided such oral no-action assurance.

Response: On September 11, 2007, Ms. Elizabeth Osterman and Mr. James Curtis of the Division of Investment Management’s Chief Counsel’s office stated during a telephone call to legal counsel to the trustees of GMO Trust who are not “interested persons” of GMO Trust, as such term is used in the 1940 Act (the “Independent Trustees”) that, based on the information provided to Ms. Osterman and Mr. Curtis as of that date, they believed Mr. Glazer is an Independent Trustee.

11. In the section that describes the “specific experience, qualifications, attributes, or skills” considered by the Board when concluding that a person should serve as a trustee of the Trust, please consider disclosing whether the Board considers a trustee’s diversity in reaching its conclusions.

Response: The Registrant believes that its current disclosure is responsive to Item 17(b)(10) of Form N-1A. The Registrant notes that it is required to disclose its consideration of diversity when describing the process by which candidates for trustee are nominated for election by the Registrant’s shareholders. This disclosure is required pursuant to Item 22(b)(15)(A) of Schedule 14A (which incorporates Item 407(c) of Regulation S-K).

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Very truly yours,

/s/ Laurel Neale

Laurel Neale

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP

Elizabeth R. Reza, Esq., Ropes & Gray LLP